SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TETRAGENEX PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88165C 109

(CUSIP Number)

Harvey Kohn
234 Hamlet Dr.
Jericho, NY 11753
(516) 433-0693

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 May 28, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 88165C 109	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Harvey Kohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER	2,892,222
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER	2,892,222
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,892,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	15.39%
14	TYPE OF REPORTING PERSON*	IN

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $.001 per share (“Common Stock”), of Tetragenex Pharmaceuticals Inc. a Deleware corporation (the “issuer”), with its principal executive offices located at 6901 Jericho Tpke. Syosset NY, 11791.

Item 2. Identity and Background.

(a and b).  this report is being filed on behalf of the reporting person Harvey R. Kohn.  The business address of Mr. Kohn is 81 Crossways Park Dr. Woodbury NY, 11797.

The present principal occupation of Mr. Kohn is Director of Corporate Finance and registered representative of Trident Partners, LTD, (“Trident”).  Trident is a broker dealer that matches prospective investors with public and private companies seeking capital.  The address of Trident is 181 Crossways Park Dr. Woodbury NY 11797.

(d) and (e) During the last five years, the Reporting Person has not been: (i) conviced in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kohn is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person acquired more than 5% of the common stock on May 17, 2010 upon the purchase of 2,872,222 shares of common stock in exchange for $50,000 of personal funds.  The reporting person had previously acquired 20,000 shares of common stock.  His total holdings of common stock on the reporting date are 2,892,222.

Item 4.  Purpose of Transaction.

All of the shares of common stock to which this statement relates were acquired by the reporting persons with the purpose of making a passive minority financial investment in the Issuer.  The reporting person has no present plans or intentions that relate to ro that would result in any of the transactions descrived in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)
The reporting person currently holds 2,892,222 shares of common stock of the issuer.  This represents 15.39% of the outstanding shares of the issuer.  In addition Mr. Kohn currently holds warrants to purchase an additional 750,000 shares of common stock of the issuer at $.03 per share expiring May 2015.

(b)	The reporting person has sole voting power on all 2,892,222 shares of common stock of the issuer
(c)	Not applicable
(d)	Not applicable
(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.  Material to be Filed as Exhibits.

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: May 28, 2010	By: /s/ Harvey Kohn
Name: Harvey Kohn